Form 20-F
General Fusion Group Ltd.
filed 2026-07-16
CIK 2074850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 10, 2026

Commission File Number: 001-42822

General Fusion Group Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

6020 Russ Baker Way

Richmond, BC V7B 1B4

Canada

(Address of principal executive offices)

Greg Twinney

6020 Russ Baker Way

Richmond, BC V7B 1B4

Canada

Tel: (604) 439-3003

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	GFUZ	The Nasdaq Stock Market LLC
Warrants	GFUZW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On July 13, 2026, the issuer had 52,988,419 Common Shares, without par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS

i

EXPLANATORY NOTE

On July 10, 2026 (the “Closing Date”), General Fusion Group Ltd., a British Columbia limited company (the “Company”), consummated its previously announced business combination pursuant to a Business Combination Agreement (the “Business Combination Agreement”), dated as of January 21, 2026 (as amended on May 12, 2026 and on June 3, 2026), by and among Spring Valley Acquisition Corp. III, a Cayman Islands exempted company (“Spring Valley”), General Fusion Inc., a British Columbia limited company (“General Fusion”), and 1573562 B.C. Ltd., a British Columbia limited company and a wholly-owned direct subsidiary of Spring Valley (“NewCo”), which provided for, among other things and subject to the terms and conditions contained in the Business Combination Agreement: (i) the transfer of Spring Valley by way of continuation and deregistration from the Cayman Islands to the Province of British Columbia, Canada (the “Continuation”); (ii) the change of Spring Valley’s corporate name to “General Fusion Group Ltd.”; (iii) the adoption of new articles of incorporation by Spring Valley as a result of which all outstanding Spring Valley Class A Shares were redesignated as Common Shares (the “New GF Subordinate Voting Shares”); (iv) the amalgamation of NewCo with General Fusion (the “Amalgamation”) to form one corporate entity, with NewCo surviving the Amalgamation as “General Fusion Inc.”; and (v) the listing of New GF Subordinate Voting Shares for trading on The Nasdaq Stock Market LLC (“Nasdaq”) (collectively, with the other transactions contemplated in the Business Combination Agreement, and the documents contemplated therein, the “Business Combination”). Capitalized terms used and not otherwise defined in this Shell Company Report on Form 20-F (this “Report”) have the respective meanings given to those terms in the Proxy Statement/Prospectus, as supplemented (the “Proxy Statement/Prospectus”), forming part of the Registration Statement on Form F-4 of the Company, as amended (File No. 333-293688) (the “Registration Statement”).

On or immediately prior to the Amalgamation and after the Continuation, among other things, (i) all of the then issued and outstanding General Fusion Preferred Shares were automatically converted into General Fusion Class A Common Shares; (ii) all of the then issued and outstanding SAFEs of General Fusion were converted into General Fusion Class A Common Shares pursuant to the terms of the SAFEs; (iii) the PIPE Financing was consummated pursuant to the PIPE Subscription Agreements; (iv) each then issued and outstanding Spring Valley Class B Share was automatically converted, on a one-for-one basis, into a Spring Valley Class A Share; and (v) each then issued and outstanding Spring Valley Warrant was exchanged for a warrant to acquire that number of New GF Subordinate Voting Shares equal to the number of Spring Valley Class A Shares subject to the applicable Spring Valley Warrant, at a per share exercise price equal to the per share exercise price for the Spring Valley Warrants.

On the Closing Date, pursuant to the Amalgamation (i) each then issued and outstanding General Fusion Class A Common Share (other than General Fusion Class A Common Shares in respect of which Dissent Rights were duly exercised) was exchanged for that number of New GF Subordinate Voting Shares equal to the Exchange Ratio for New GF Subordinate Voting Shares, and that number of New GF Class A Earnout Shares, New GF Class B Earnout Shares, and New GF Class C Earnout Shares equal to the applicable Exchange Ratio for New GF Earnout Shares; (ii) each then issued and outstanding General Fusion Class B Common Share (other than General Fusion Class B Common Shares in respect of which Dissent Rights have been duly exercised) was exchanged for one New GF Subordinate Voting Share, (iii) each then issued and outstanding General Fusion Convertible Preferred Share was exchanged for one New GF Multiple Voting Share, (iv) each then issued and outstanding General Fusion Warrant (other than General Fusion PIPE Warrants) was exchanged for a warrant to acquire a number of New GF Subordinate Voting Shares equal to the number of General Fusion Shares subject to the applicable General Fusion Warrant multiplied by the Exchange Ratio for New GF Subordinate Voting Shares and three warrants to acquire such number of New GF Class A Earnout Shares, New GF Class B Earnout Shares or New GF Class C Earnout Shares, as applicable, equal to the number of General Fusion Shares subject to the applicable General Fusion Warrant multiplied by the Exchange Ratio for New GF Earnout Shares (the “New GF Exchange Warrants”); (v) each then issued and outstanding General Fusion PIPE Warrant was exchanged for one New GF PIPE Warrant to acquire one New GF Subordinate Voting Share at a per share exercise price equal to $12.00, subject to adjustment; and (vi) each then issued and outstanding General Fusion Option was exchanged for an option to acquire New GF Subordinate Voting Shares equal to the number of General Fusion Class A Common Shares subject to the applicable General Fusion Option multiplied by the Exchange Ratio for New GF Subordinate Voting Shares and three options to acquire such number of New GF Class A Earnout Shares, New GF Class B Earnout Shares or New GF Class C Earnout Shares, as applicable, equal to the number of General Fusion Shares subject to the applicable General Fusion Option multiplied by the Exchange Ratio for New GF Earnout Shares (the “New GF Exchange Options”).

The New GF Subordinate Voting Shares and New GF Public Warrants are traded on Nasdaq under the symbols “GFUZ” and “GFUZW,” respectively.

Except as otherwise indicated or required by context, references in this Report to “we,” “us,” or “our” refer to General Fusion Group Ltd., a company continued under the Business Corporations Act (British Columbia).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, the Business Combination, our capital resources, business strategy, technology development plans, performance and results of operations. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “expected,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “anticipated,” “projected,” “future” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this Report and the documents incorporated by reference herein reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. In particular, this Report contains forward-looking statements pertaining to our consolidated capitalization; the issuance and ownership of New GF Subordinate Voting Shares, New GF Public Warrants and other securities of the Company following the Business Combination; the expected benefits of the Business Combination; the development, demonstration and commercialization of our magnetized target fusion (“MTF”) technology, including the objectives and expected timeline of the Lawson Machine 26 (“LM26”) program; our ability to achieve technology development milestones; the potential market opportunity for fusion energy and clean energy technology; our ability to obtain and maintain government funding, contracts, awards and other strategic relationships; our future capital requirements and sources and uses of cash; our ability to obtain additional financing for our operations and growth; our expectations regarding applicable energy, nuclear, environmental and other regulatory frameworks; our ability to attract and retain qualified scientists, engineers, employees and management; our ability to obtain and maintain intellectual property protection and avoid infringing the rights of others; expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and the outcome of any known and unknown litigation and regulatory proceedings.

We do not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	general economic, financial market and geopolitical conditions, including conditions affecting capital markets and the clean energy sector;
●	our status as a development-stage company with a history of losses, no revenue from commercial fusion energy operations and no assurance of achieving profitability;
●	our ability to develop, demonstrate and commercialize MTF technology on the expected timeline or at all, including any failure to achieve the technical objectives of the LM26 program;
●	the scientific, engineering and technical challenges inherent in developing fusion energy technology and the possibility that our technology may not be technically or commercially viable;
●	the significant capital requirements of our research and development activities and our ability to obtain financing on favorable terms, or at all;
●	our ability to maintain and enter into new contracts, grants, awards and other relationships with governments, government entities, strategic partners, suppliers and other third parties;
●	the impact of and changes in laws and regulations governing fusion energy research, development, demonstration and commercialization, including nuclear energy, environmental, export control and other regulatory frameworks;

●	our ability to attract and retain qualified scientists, engineers, employees and management;
●	our ability to maintain the listing of the New GF Subordinate Voting Shares and New GF Public Warrants on Nasdaq;
●	the volatility of the market price and liquidity of the New GF Subordinate Voting Shares and the New GF Public Warrants;
●	competition from other fusion energy companies and from other clean energy, conventional energy and energy storage technologies;
●	our ability to obtain, maintain, protect and enforce intellectual property rights in our technology and to avoid infringing, misappropriating or otherwise violating the intellectual property rights of others;
●	limited supply of specialized materials, components and equipment, dependence on key suppliers and potential supply chain disruptions;
●	the effects of climate change, extreme weather events, water scarcity, seismic events and other physical risks on our operations, facilities and supply chain;
●	fluctuations in foreign currency exchange rates, particularly fluctuations in the Canadian dollar relative to the U.S. dollar;
●	the effectiveness of our internal controls and disclosure controls and procedures as a newly public company;
●	the limited experience of certain members of our management team in operating a public company listed in the United States;
●	any reduction in the period during which we will qualify as an emerging growth company under the JOBS Act;
●	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving us, including in relation to the Business Combination, our technology or our operations;
●	failure to realize the anticipated benefits of the Business Combination, risks relating to any unforeseen liabilities of the Company or General Fusion and the risk that capital needed by the Company may not be raised on favorable terms, or at all; and
●	our expansion plans and opportunities, including risks related to the development, demonstration, commercialization and scale-up of our technology and the need to obtain required approvals from regulatory authorities.

The forward-looking statements contained herein may prove incorrect and are expressly qualified by the cautionary statements contained or incorporated by reference in this Report. These forward-looking statements speak only as of the date of this Report and are subject to risks, uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause our future results, performance, business, financial condition, prospects, development milestones or transactions to differ significantly from those expressed in any forward-looking statements, including risks relating to our status as a development-stage fusion energy technology company, our ability to develop and commercialize MTF technology, the LM26 program, our capital requirements and financing needs, regulatory developments, government funding and strategic relationships, please see the section entitled “Risk Factors” in the Proxy Statement/Prospectus, which section is incorporated herein by reference, and our filings with the U.S. Securities and Exchange Commission (www.sec.gov) and Canadian Securities Administrators (www.sedarplus.com). There may be additional risks that we do not presently know or that we currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Such forward-looking statements are based on a number of estimates and assumptions that we believe are reasonable when made including, but not limited to, assumptions regarding the perceived benefits of the Business Combination; the effects of the Business Combination on General Fusion and the Company; our ability to execute our business plan and technology milestones; our ability to achieve the expected objectives and timing of the LM26 program; the availability of capital and other financing on acceptable terms; the availability of government funding, contracts, grants, awards and strategic relationships; the continued availability of key personnel, suppliers, specialized materials and equipment; the development of applicable fusion energy, nuclear, environmental, export control and other regulatory frameworks; assumptions that none of the risks identified above and/or in the Proxy Statement/Prospectus materialize; that there are no unforeseen changes to economic, market, regulatory, technological or competitive conditions; and that no significant events occur outside the ordinary course of business. Such estimates and assumptions are made in light of the experience of management and its perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in connection with these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Report, including information regarding the Business Combination, General Fusion’s business and technology development plans, and the regulatory and market environment in which we operate. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, these forward-looking statements should not be relied upon as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance, development milestones, technology readiness, regulatory outcomes, financing availability and other events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving and highly technical industry, and new risks and uncertainties may emerge from time to time. Management cannot predict all risks and uncertainties. Except as required by applicable law, we do not undertake to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding our directors and executive officers upon consummation of the Business Combination is included in the Proxy Statement/Prospectus under the sections entitled “Management of New General Fusion After the Business Combination,” “New General Fusion Corporate Governance” and “Proposal 7: The Director Election Proposal” and is incorporated herein by reference.

On July 10, 2026, in connection with the closing of the Business Combination, Greg Twinney, Christopher Sorrells, Mark Little, Klaas de Boer, Norman Harrison, Wendy Kei and Thomas Boehlert were appointed to our board of directors.

The business address for each of our directors and executive officers is 6020 Russ Baker Way, Richmond, British Columbia V7B 1B4, Canada.

B. Advisers

Fasken Martineau DuMoulin LLP, 2900 — 550 Burrard St., Vancouver, BC V6C 0A3, Canada, has acted as our counsel with respect to Canadian law and continues to act as our counsel with respect to Canadian law following the completion of the Business Combination.

Faegre Drinker Biddle & Reath LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, United States, has acted as our U.S. securities counsel and continues to act as our U.S. securities counsel following the completion of the Business Combination.

C. Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants, located at 250 Howe Street, Suite 1400, Vancouver, British Columbia V6C 3S7, Canada (PCAOB ID No. 271), has served as the independent registered public accounting firm for General Fusion Inc. since 2008 and has audited the consolidated financial statements of General Fusion Inc. for the years ended December 31, 2025 and 2024, which are incorporated by reference in this Report.

WithumSmith+Brown, PC, located at 1411 Broadway, 23rd Floor, New York, New York 10018 (PCAOB ID No. 100), has served as the independent registered public accounting firm for Spring Valley and has audited the financial statements of Spring Valley for the period from March 12, 2025 (inception) through December 31, 2025, which are incorporated by reference in this Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

[Reserved]

B. Capitalization and Indebtedness

The following table sets forth our capitalization on an unaudited pro forma combined basis as of December 31, 2025, after giving effect to the Business Combination and related transactions:

As of December 31, 2025
Pro Forma Combined Consolidated(1)	(US$) in thousands
Cash and cash equivalents	169,626
Current liabilities	73,108
Long-term liabilities	87,644
Temporary equity
Redeemable convertible PIPE preferred shares (10,556,373 shares issued and outstanding)	106,256
Shareholders’ equity
Common shares (52,988,419 shares issued and outstanding)	365,406
Additional paid-in capital	-
Accumulated other comprehensive loss	(6,704)
Accumulated deficit	(444,666)
Total shareholders’ equity	(85,964)
Total liabilities, temporary equity, and shareholders’ equity	181,044
Total capitalization	64,865

(1)	Reflects redemptions of 21,075,896 General Fusion Class A Common Shares in connection with the Business Combination.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of the Company are described in the Proxy Statement/Prospectus under the section entitled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated in the Cayman Islands on March 12, 2025 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination involving Spring Valley and one or more businesses or entities. See the section entitled “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination.

General Fusion Inc. was incorporated under the Company Act (British Columbia) on April 16, 2002, and amalgamated under the Business Corporations Act (British Columbia) with Fusion Energy Ventures Ltd. as one company under the name General Fusion Inc. on January 1, 2023. On the Closing Date, pursuant to the Amalgamation, NewCo amalgamated with General Fusion to form one corporate entity, General Fusion Inc., a wholly-owned subsidiary of the Company.

The mailing address of our principal executive office is 6020 Russ Baker Way, Richmond, British Columbia V7B 1B4, Canada. Our telephone number is (604) 439-3003. Our agent for service of process in the United States is Puglisi & Associates. Our website is https://generalfusion.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

Certain additional information about General Fusion is included in the Proxy Statement/Prospectus under the section entitled “Business of General Fusion and Certain Information About General Fusion” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Spring Valley Shareholders’ Meeting and the Business Combination,” “Summary of Proxy Statement/Prospectus,” and “Proposal No. 2—The Business Combination Proposal,” each of which are incorporated herein by reference. A copy of the Business Combination Agreement is filed as Exhibit 4.1 to this Report.

B. Business Overview

Information regarding our business is included in the Proxy Statement/Prospectus under the sections entitled “Business of General Fusion and Certain Information About General Fusion” and “General Fusion Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which are incorporated herein by reference.

C. Organizational Structure

The Company is the parent holding company of General Fusion Inc. following the consummation of the Business Combination. On the day immediately preceding the Closing Date, Spring Valley changed its name to “General Fusion Group Ltd.” and, pursuant to the Amalgamation, NewCo amalgamated with General Fusion to form one corporate entity, General Fusion Inc., a wholly-owned subsidiary of the Company. The organizational chart of the Company after giving effect to the Business Combination is included on page 2 of the Proxy Statement/Prospectus and is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding our facilities is included in the Proxy Statement/Prospectus under the section entitled “Business of General Fusion and Certain Information About General Fusion—Facilities” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of General Fusion is included in the Proxy Statement/Prospectus under the section entitled “General Fusion Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

A. Operating Results

A discussion of significant factors, including unusual or infrequent events or new developments, materially affecting income from operations is included in the Proxy Statement/Prospectus under the section entitled “General Fusion Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

B. Liquidity and Capital Resources

A discussion of the Company’s liquidity and capital resources, including internal and external sources of liquidity, material commitments for capital expenditures, and the expected sources of funds to fulfill such commitments, is included in the Proxy Statement/Prospectus under the section entitled “General Fusion Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

C. Research and Development, Patents and Licenses

Information regarding General Fusion’s research and development activities, including its magnetized target fusion technology development program, is included in the Proxy Statement/Prospectus under the sections entitled “Business of General Fusion and Certain Information About General Fusion” and “General Fusion Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is incorporated herein by reference.

D. Trend Information

Information regarding known trends, uncertainties, demands, commitments, and events that are reasonably likely to have a material effect on our results of operations, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition, is included in the Proxy Statement/Prospectus under the sections entitled “General Fusion Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” each of which are incorporated herein by reference.

E. Critical Accounting Estimates

A discussion of critical accounting policies and estimates that require management to make assumptions about matters that are highly uncertain and where different estimates that management reasonably could have used would have had a material impact on the financial statements is included in the Proxy Statement/Prospectus under the section entitled “General Fusion Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding our directors and executive officers after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section entitled “Management of New General Fusion After the Business Combination” and is incorporated herein by reference. In addition, the information contained in Item 1.A of this Report is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of General Fusion, including the Company’s equity compensation plans and the legacy equity incentive plans of General Fusion assumed by the Company in connection with the Business Combination (the “Legacy Plans”), is included in the Proxy Statement/Prospectus under the sections entitled “Executive Compensation of General Fusion” and “Description of New General Fusion Securities Following the Business Combination” and is incorporated herein by reference.

C. Board Practices

Information regarding our board of directors subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the sections entitled “Management of New General Fusion After the Business Combination” and “New General Fusion Corporate Governance” and is incorporated herein by reference.

The board of directors has established an audit committee, a human resource and compensation committee, and a nominating and governance committee. Information regarding the composition, functions, and charter of each committee is included in the Proxy Statement/Prospectus under the section entitled “New General Fusion Corporate Governance” and is incorporated herein by reference.

We are not party to any agreements with our directors that provide for benefits upon termination.

D. Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section entitled “Business of General Fusion and Certain Information About General Fusion—Human Capital” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of the New GF Subordinate Voting Shares by our directors and executive officers is set forth in Item 7.A of this Report and is incorporated herein by reference.

Information about arrangements for involving employees in the capital of the Company, including stock option plans and employee share purchase plans, is included in the Proxy Statement/Prospectus under the sections entitled “Executive Compensation of General Fusion” and “Description of New General Fusion Securities Following the Business Combination” and is incorporated herein by reference. See also Item 6.B of this Report for information regarding the Legacy Plans.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Information regarding the ownership of the New GF Subordinate Voting Shares by our major shareholders and others that control or may control the Company is included in the Proxy Statement/Prospectus under the section entitled “Beneficial Ownership of New General Fusion Securities” and is incorporated herein by reference.

A. Major Shareholders

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, New GF Subordinate Voting Shares subject to options, warrants, New GF Multiple Voting Shares or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the New GF Subordinate Voting Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The beneficial ownership of the Company set forth below is based on 63,544,792 New GF Subordinate Voting Shares issued and outstanding as of the Closing Date. We deemed to be outstanding all New GF Subordinate Voting Shares subject to options, warrants, New GF Multiple Voting Shares or other rights held by the person that are currently exercisable or exercisable within 60 days of the Closing Date. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated and subject to applicable community property laws, the Company believes that all persons named in the table below have sole voting and investment power with respect to all New GF Subordinate Voting Shares beneficially owned by them. To our knowledge, none of the New GF Subordinate Voting Shares beneficially owned by any executive officer, director or director nominee have been pledged as security. Unless otherwise indicated, the address of each shareholder named below is 6020 Russ Baker Way, Richmond, British Columbia V7B 1B4, Canada.

Name and Address of Beneficial Owners	Number of New GF Subordinate Voting Shares	%
Five Percent Holders
Alyeska Master Fund, L.P.(1)	19,186,274	26.9%
BDC Capital Inc.(2)	12,364,458	17.0%
Segra New Energy Opportunities I, L.P.(3)	6,302,212	9.9%
PenderFund Capital Management Ltd.(4)	6,222,744	9.8%
Spring Valley Acquisition III Sponsor, LLC	5,296,667	8.3%
Meteora Capital, LLC (5)	3,390,000	5.3%
Directors and Executive Officers:
Greg Twinney(6)	1,546,748	2.4%
Mark Little(7)	648,096	1.0%
Michel Laberge(8)	293,270	*
Megan Wilson(9)	281,052	*
Michael Donaldson(10)	272,995	*
Jan Laishley(11)	229,041	*
Robert Crystal(12)	132,247	*
Klaas de Boer(13)	107,134	*
Norman Harrison(14)	16,978	*
Thomas Boehlert(15)	20,000	*
Wendy Kei	-	-
Christopher Sorrells	-	-
All Directors and Executive Officers (12 Individuals)	3,547,561	5.6%

(1)	Reflects 3,500,000 New GF Subordinate Voting Shares, 7,843,137 New GF Subordinate Voting Shares issuable upon the conversion of the same number of New GF Multiple Voting Shares and 7,843,137 New GF Subordinate Voting Shares issuable upon the exercise of New GF PIPE Warrants. The New GF Multiple Voting Shares and New GF PIPE Warrants are subject to a beneficial ownership limitation (“blocker”) of 9.9%, which prohibits Alyeska Master Fund, L.P. from converting or exercising such securities to the extent that such conversion or exercise would cause Alyeska Master Fund, L.P. to beneficially own in excess of 9.9% of the outstanding New GF Subordinate Voting Shares. As a result of this blocker provision, the New GF Subordinate Voting Shares underlying such New GF Multiple Voting Shares and New GF PIPE Warrants are not exercisable within 60 days but are included in the beneficial ownership in the table above. The business address of Alyeska Master Fund, L.P., is 77 W. Wacker, Suite 700, Chicago, IL 60601. Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P., has voting and investment control of the shares held by Alyeska Master Fund, L.P. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska Master Fund, L.P. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago, IL 60601.

(2)	BDC Capital Inc. beneficially owns 3,287,483 New GF Subordinate Voting Shares and 9,076,980 New GF Warrants. BDC Capital Inc. is a wholly owned subsidiary of the Business Development Bank of Canada, which is a federal Crown corporation wholly owned by His Majesty the King in right of Canada. It is governed by a board of directors appointed by the Business Development Bank of Canada, and the board of directors has overall responsibility for the management and supervision of its business and affairs, subject, for certain prescribed corporate actions, to government approval requirements under a framework of specific approvals, thresholds, and conditions set out through proclamations, regulations, Orders in Council, and applicable Treasury Board policies. Listed address is 5 Place Villa Marie, Bureau 100, Montreal, QC, H3B.

(3)	Segra New Energy Opportunities I, L.P. beneficially owns approximately 6,302,212 New GF Subordinate Voting Shares. The manager of Segra New Energy Opportunities I, L.P. is Segra Capital Management, LLC. Adam Rodman is the Chief Investment Officer of Segra Capital Management, LLC. Segra Capital Management, LLC and Adam Rodman may be deemed to have voting and investment power over the shares held of record by Segra New Energy Opportunities I, L.P. Adam Rodman disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Listed address is 1675 S. State Street, Suite B Dover, DE, USA 19901.

(4)	PenderFund Capital Management Ltd. (“PenderFund”) is the investment fund manager of Pender Growth Fund Inc., Pender Small Cap Opportunities Fund, Pender Global Small Mid Cap Fund, Pender Alternative Select Equity Fund, and Pender Alternative Special Situations Fund (collectively with PenderFund, the “Pender Funds”). David Barr is the President and Chief Executive Officer of PenderFund and the Manager of the Pender Funds. The Pender Funds beneficially own an aggregate of 6,071,205 New GF Subordinate Voting Shares and 151,539 New GF Warrants to purchase New GF Subordinate Voting Shares, allocated as follows: (i) Pender Small Cap Opportunities Fund: 3,548,957 New GF Subordinate Voting Shares and 92,699 New GF Warrants; (ii) Pender Growth Fund Inc.: 2,382,544 New GF Subordinate Voting Shares and 58,840 New GF Warrants; (iii) Pender Global Small Mid Cap Fund: 82,156 New GF Subordinate Voting Shares; (iv) Pender Alternative Select Equity Fund: 52,352 New GF Subordinate Voting Shares; and (v) Pender Alternative Special Situations Fund: 5,196 New GF Subordinate Voting Shares. The registered office address of PenderFund is 1830 — 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

(5)	Based on a Schedule 13G filed on July 8, 2026, by Meteora Capital, LLC (“Meteora”), a Delaware limited liability company, Meteora beneficially owns 3,390,000 New GF Subordinate Voting Shares. Listed Address is 1200 N Federal Hwy, #200, Boca Raton FL 33432.

(6)	Greg Twinney beneficially owns 290,533 New GF Subordinate Voting Shares, and 1,256,215 fully vested New GF Subordinate Voting Share options.

(7)	Mark Little beneficially owns an aggregate of 628,419 New GF Subordinate Voting Shares, and 19,677 fully vested New GF Subordinate Voting Share options directly and indirectly through Ruth Little; Ruth Little owns 293,977 New GF Subordinate Voting Shares.

(8)	Michel Laberge beneficially owns an aggregate of 243,031 New GF Subordinate Voting Shares, and 50,239 fully vested New GF Subordinate Voting Share options directly and indirectly through 1334789 B.C. Ltd; 1334789 B.C. Ltd owns 116,053 New GF Subordinate Voting Shares.

(9)	Megan Wilson beneficially owns 51,149 New GF Subordinate Voting Shares, and 229,903 fully vested New GF Subordinate Voting Share options.

(10)	Michael Donaldson beneficially owns 791 New GF Subordinate Voting Shares, and 272,204 fully vested New GF Subordinate Voting Share options.

(11)	Jan Laishley beneficially owns 16,074 New GF Subordinate Voting Shares, and 212,967 fully vested New GF Subordinate Voting Share options. Listed address is 6020 Russ Baker Way, Richmond, BC V7B 1B4.

(12)	Robert Crystal beneficially owns 21,919 New GF Subordinate Voting Shares, and 110,328 fully vested New GF Subordinate Voting Share options.

(13)	Klaas de Boer beneficially owns 107,134 fully vested New GF Subordinate Voting Share options.

(14)	Norman Harrison beneficially owns 16,978 fully vested New GF Subordinate Voting Share options.

(15)	Thomas Boehlert beneficially owns 20,000 New GF Subordinate Voting Shares.

To our knowledge, none of our major shareholders have voting rights that differ from those of other holders of New GF Subordinate Voting Shares, except for the holders of the New GF Multiple Voting Shares, which have the consent rights described in the Proxy Statement/Prospectus under the section entitled “The Business Combination—Related Agreements—PIPE Subscription Agreements,” which is incorporated herein by reference. Each New GF Subordinate Voting Share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders.

To our knowledge, the Company is not directly or indirectly owned or controlled by any other corporation, any foreign government, or any other natural or legal person, severally or jointly, except as set forth in the beneficial ownership table above.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section entitled “Certain Relationships and Related Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information, which is incorporated herein by reference.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material legal or arbitration proceedings, including any governmental proceedings pending or, to our knowledge, threatened against us or any of our subsidiaries, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, or results of operations.

Dividends

We have never paid cash dividends on our share capital. We intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends or make distributions to the holders of our New GF Subordinate Voting Shares in the foreseeable future. Any future determination to pay dividends or make distributions to the holders of our New GF Subordinate Voting Shares will be made at the discretion of our board of directors, subject to applicable laws, and it will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Information regarding the dividends which will accrue to the holders of the New GF Multiple Voting Shares is included in the Proxy Statement/Prospectus under the section entitled “The Business Combination—Related Agreements—PIPE Subscription Agreements” and is incorporated herein by reference.

B. Significant Changes

Except as described in the Explanatory Note to this Report regarding the consummation of the Business Combination and the related transactions, there have been no significant changes since the date of the audited financial statements included in this Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of New GF Subordinate Voting Shares and New GF Public Warrants

The New GF Subordinate Voting Shares are listed on Nasdaq under the symbol “GFUZ” and the New GF Public Warrants are listed on Nasdaq under the symbol “GFUZW.” Information regarding the New GF Subordinate Voting Shares and New GF Public Warrants, as well as other securities of the Company, is included in the Proxy Statement/Prospectus under the section entitled “Description of New General Fusion Securities Following the Business Combination” and is incorporated herein by reference.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the New GF Subordinate Voting Shares is included in the Proxy Statement/Prospectus under the section entitled “The Business Combination—Related Agreements—Lock-Up Agreements” and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The New GF Subordinate Voting Shares are listed on Nasdaq under the symbol “GFUZ,” and the New GF Public Warrants are listed on Nasdaq under the symbol “GFUZW.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Upon the closing of the Business Combination and the adoption of the New GF Closing Articles, the Company’s authorized share capital consists of (a) an unlimited number of New GF Subordinate Voting Shares, no par value, of which 52,988,419 are outstanding; (b) an unlimited number of preferred shares, no par value, issuable in series, of which none are outstanding; (c) 4,500,000 New GF Class A Earnout Shares, of which 3,173,061 are outstanding; (d) 4,500,000 New GF Class B Earnout Shares, of which 3,173,060 are outstanding; (e) 4,500,000 New GF Class C Earnout Shares, of which 3,173,060 are outstanding; and (f) 12,000,000 New GF Multiple Voting Shares, of which 10,556,373 are outstanding.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section entitled “Description of New General Fusion Securities Following the Business Combination” and is incorporated herein by reference.

B. Memorandum and Articles of Association

The Company is governed by the New GF Closing Articles filed in connection with the Business Combination. Information regarding certain material provisions of the New GF Closing Articles and the rights, preferences and restrictions of each class of shares is included in the Proxy Statement/Prospectus under the sections entitled “Description of New General Fusion Securities Following the Business Combination” and “Comparison of Corporate Governance and Shareholder Rights” and is incorporated herein by reference. A copy of the New GF Closing Articles is filed as Exhibit 1.2 to this Report.

C. Material Contracts

Information regarding certain material contracts, including the Business Combination Agreement (filed as Exhibit 4.1 to this Report), is included in the Proxy Statement/Prospectus under the sections entitled “The Business Combination—Related Agreements,” “Business of General Fusion and Certain Information About General Fusion,” “General Fusion Management’s Discussion and Analysis of Financial Condition and Results of Operations—Material Events During the Year Ended December 31, 2025” and “General Fusion Management’s Discussion and Analysis of Financial Condition and Results of Operations—Material Contractual Obligations and Commitments” and is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Except as may be required under applicable withholding tax laws and certain laws of general application, including laws relating to investment review, economic sanctions, anti-terrorism and anti-money laundering, there are no Canadian federal or provincial laws or regulations that generally restrict the payment of dividends or other distributions to non-resident holders of New GF Subordinate Voting Shares or the repatriation of capital or earnings from Canada. See Item 10.E below for a discussion of applicable withholding tax requirements.

E. Taxation

Information regarding (i) certain U.S. federal income tax consequences of owning and disposing of the Company’s securities is included in the Proxy Statement/Prospectus under the sections entitled “Material U.S. Federal Income Tax Considerations for U.S. Holders of Spring Valley Securities” and “Material U.S. Federal Income Tax Considerations for U.S. Holders of General Fusion Securities” and (ii) certain Canadian federal income tax consequences of owning and disposing of New GF Subordinate Voting Shares is included in the Proxy Statement/Prospectus under the section entitled “Material Canadian Tax Considerations,” each as of the date of the Proxy Statement/Prospectus and each of which is incorporated herein by reference.

F. Dividends and Paying Agents

We have never paid cash dividends on our share capital. We intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends or make distributions to the holders of our New GF Subordinate Voting Shares in the foreseeable future. Any future determination to pay dividends or make distributions to the holders of our New GF Subordinate Voting Shares will be made at the discretion of our board of directors, subject to applicable laws, and it will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Information regarding the dividends which will accrue to the holders of the New GF Multiple Voting Shares is included in the Proxy Statement/Prospectus under the section entitled “The Business Combination—Related Agreements—PIPE Subscription Agreements” and is incorporated herein by reference.

The Company’s transfer agent and registrar for the New GF Subordinate Voting Shares and the New GF Public Warrants is Odyssey Transfer and Trust Company. The Company has not appointed a paying agent.

G. Statement by Experts

The financial statements of Spring Valley as of December 31, 2025 and for the period from March 12, 2025 (inception) through December 31, 2025 have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, which contains an explanatory paragraph about Spring Valley’s ability to continue as a going concern, and are incorporated by reference herein in reliance on such report given on the authority of said firm as experts in auditing and accounting. The offices of WithumSmith+Brown, PC are located at 1411 Broadway, 23rd Floor, New York, New York 10018 (PCAOB ID No. 100).

The consolidated financial statements of General Fusion Inc., as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of said firm as experts in accounting and auditing. The audit report of PricewaterhouseCoopers LLP on the aforementioned consolidated financial statements contains an explanatory paragraph that states General Fusion Inc.’s recurring losses from operations and accumulated deficit, along with other matters, raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. PricewaterhouseCoopers LLP is located at 250 Howe Street, Suite 1400, Vancouver, British Columbia V6C 3S7, Canada (PCAOB ID No. 271).

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and Reports on Form 6-K. The SEC maintains a website at https://www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer incorporated in a qualifying jurisdiction, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Reports on Form 20-F and the text of our Reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website is https://generalfusion.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

Information is also filed with the Canadian Securities Administrators (www.sedarplus.com).

I. Subsidiary Information

See Item 4.C of this Report, which is incorporated herein by reference.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Smaller reporting companies are not required to provide the information called for by Item 11 of Form 20-F. Notwithstanding the foregoing, information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section entitled “General Fusion Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information regarding the New GF Public Warrants, the New GF Multiple Voting Shares, the New GF Earnout Shares (including the New GF Class A Earnout Shares, the New GF Class B Earnout Shares and the New GF Class C Earnout Shares), the New GF PIPE Warrants, and the New GF Exchange Warrants is included in the Proxy Statement/Prospectus under the section entitled “Description of New General Fusion Securities Following the Business Combination” and is incorporated herein by reference.

PART II

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited financial statements of Spring Valley as of December 31, 2025 and for the period from March 12, 2025 through December 31, 2025 are incorporated by reference to pages F-2 to F-22 of the Proxy Statement/Prospectus.

The unaudited financial statements of Spring Valley are incorporated by reference to pages F-23 to F-44 of the Proxy Statement/Prospectus.

The audited consolidated financial statements of General Fusion Inc. as of December 31, 2025 and 2024, and for two years then ended are incorporated by reference to pages F-45 to F-87 of the Proxy Statement/Prospectus.

The unaudited pro forma condensed combined financial information of the Company is incorporated by reference to pages 180 to 196 of the Proxy Statement/Prospectus and is attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Articles of General Fusion Group Ltd., effective as of July 10, 2026.
2.1	Warrant Agreement, dated September 3, 2025, between Spring Valley and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 to Spring Valley’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
2.2*	Amendment to Warrant Agreement, dated July 10, 2026, between Spring Valley and Continental Stock Transfer & Trust Company.
2.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Spring Valley’s Registration Statement on Form S-1/A, filed with the SEC on August 18, 2025).
2.4	Form of Simple Agreement for Future Equity (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-4/A filed with the SEC on June 4, 2026).
2.5*	Form of Amended and Restated Registration Rights Agreement.
4.1†	Business Combination Agreement, dated January 21, 2026 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4/A filed with the SEC on June 4, 2026).
4.2	Amendment No. 1 to Business Combination Agreement, dated May 12, 2026 (incorporated by reference to Exhibit 2.1 to Spring Valley’s Current Report on Form 8-K filed with the SEC on May 18, 2026).
4.3	Amendment No. 2 to Business Combination Agreement, dated June 3, 2026 (incorporated by reference to Exhibit 2.1 to Spring Valley’s Current Report on Form 8-K filed with the SEC on June 8, 2026).
4.4*	General Fusion Group Ltd. 2026 Long-Term Incentive Plan.
4.5	Sponsor Letter Agreement (incorporated by reference to Annex H to the Proxy Statement/Prospectus forming part of the Company’s Registration Statement on Form F-4/A filed with the SEC on June 4, 2026).
4.6*	Amendment No. 1 to Letter Agreement, dated July 6, 2026, among Spring Valley, Spring Valley Acquisition III Sponsor, LLC, and the other parties thereto.
4.7	Voting and Support Agreement (incorporated by reference to Annex I to the Proxy Statement/Prospectus forming part of the Company’s Registration Statement on Form F-4/A filed with the SEC on June 4, 2026).
4.8	Form of Subscription Agreement, dated January 21, 2026 (incorporated by reference to Exhibit 10.5 to Spring Valley’s Current Report on Form 8-K filed with the SEC on January 23, 2026).
4.9	Amendment to Simple Agreements for Future Equity and Waiver Under Warrant Certificate (incorporated by reference to Annex K to the Proxy Statement/Prospectus forming part of the Company’s Registration Statement on Form F-4/A filed with the SEC on June 4, 2026).
4.10	Underwriting Agreement, dated September 3, 2025, among Spring Valley and Cohen and Company Capital Markets, a division of Cohen & Company Securities, LLC and Clear Street LLC (incorporated by reference to Exhibit 1.1 to Spring Valley’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.11	Form of Lock-Up Agreement (incorporated by reference to Annex F to the Proxy Statement/Prospectus forming part of the Company’s Registration Statement on Form F-4/A filed with the SEC on June 4, 2026).
4.12	Letter Agreement, dated September 3, 2025, among Spring Valley, its directors and officers and Spring Valley Acquisition III Sponsor, LLC (incorporated by reference to Exhibit 10.1 to Spring Valley’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.13	Investment Management Trust Agreement, dated September 3, 2025, between Spring Valley and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to Spring Valley’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.14	Registration Rights Agreement, dated September 3, 2025, among Spring Valley and certain security holders (incorporated by reference to Exhibit 10.3 to Spring Valley’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.15	Promissory Note, dated June 23, 2026, between Spring Valley and Spring Valley Acquisition Sponsor III, LLC (incorporated by reference to Exhibit 10.1 to Spring Valley’s Current Report on Form 8-K, filed with the SEC on June 24, 2026).
8.1*	List of Subsidiaries of the Company.
15.1*	The unaudited pro forma condensed combined financial information.
15.2*	Consent of WithumSmith+Brown, PC.
15.3*	Consent of PricewaterhouseCoopers LLP.
104*	Cover Page Interactive Data File.

*	Filed herewith
#	Indicates management contract or compensatory plan or arrangement.
†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

General Fusion Group Ltd.

July 15, 2026	By:	/s/ Robert Crystal
		Name:	Robert Crystal
		Title:	Senior Vice President, Finance

